UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

QT Imaging Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

746962109
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 746962109

1	NAME OF REPORTING PERSON Lynrock Lake LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,920,721
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,920,721
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12	TYPE OF REPORTING PERSON PN, IA
(1) Based on 21,441,416 shares of Common Stock of QT Imaging Holdings, Inc. (the “Issuer”) outstanding as of September 20, 2024, as reported in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission (“SEC”) on September 20, 2024.

CUSIP No.: 746962109

1	NAME OF REPORTING PERSON Lynrock Lake Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,920,721
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,920,721
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12	TYPE OF REPORTING PERSON OO, HC
(1) Based on 21,441,416 shares of Common Stock of the Issuer outstanding as of September 20, 2024, as reported in the Issuer's Prospectus Supplement filed with the SEC on September 20, 2024.

CUSIP No.: 746962109

1	NAME OF REPORTING PERSON Cynthia Paul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,920,721
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,920,721
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (1)
12	TYPE OF REPORTING PERSON IN, HC
(1) Based on 21,441,416 shares of Common Stock of the Issuer outstanding as of September 20, 2024, as reported in the Issuer's Prospectus Supplement filed with the SEC on September 20, 2024.

CUSIP No.: 746962109

ITEM 1(a).	NAME OF ISSUER:

QT Imaging Holdings, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

3 Hamilton Landing, Suite 160 Novato, CA 94949

ITEM 2(a).	NAME OF PERSON FILING:

Lynrock Lake LP Lynrock Lake Partners LLC Cynthia Paul

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2 International Drive, Suite 130 Rye Brook, NY 10573

ITEM 2(c).	CITIZENSHIP:

Lynrock Lake LP - Delaware Lynrock Lake Partners LLC - Delaware Cynthia Paul - United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share (“Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

746962109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☒ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned as of September 30, 2024:
Lynrock Lake LP - 1,920,721 Lynrock Lake Partners LLC - 1,920,721 Cynthia Paul - 1,920,721

(b) Percent of class as of September 30, 2024:
Lynrock Lake LP - 9.0% Lynrock Lake Partners LLC - 9.0% Cynthia Paul - 9.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Lynrock Lake LP - 1,920,721 Lynrock Lake Partners LLC - 1,920,721 Cynthia Paul - 1,920,721

(ii) Shared power to vote or to direct the vote:
Lynrock Lake LP - 0 Lynrock Lake Partners LLC - 0 Cynthia Paul - 0

(iii) Sole power to dispose or to direct the disposition of:
Lynrock Lake LP - 1,920,721 Lynrock Lake Partners LLC - 1,920,721 Cynthia Paul - 1,920,721

(iv) Shared power to dispose or to direct the disposition of:
Lynrock Lake LP - 0 Lynrock Lake Partners LLC - 0 Cynthia Paul - 0

As of September 30, 2024, Lynrock Lake Master Fund LP (“Lynrock Lake Master”) directly held 1,920,721 shares of the Issuer's Common Stock. In addition, as of September 30, 2024, Lynrock Lake Master directly held warrants of the Issuer that are not presently exercisable into shares of the Issuer's Common Stock due to a 4.9% beneficial ownership limitation. Lynrock Lake LP (the “Investment Manager”) is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

As disclosed in Item 4 of this Schedule 13G, as of September 30, 2024, Lynrock Lake Master directly held 1,920,721 shares of the Issuer's Common Stock. Certain feeder funds that invest in Lynrock Lake Master may have the right to receive dividends from, or the proceeds from the sale of, the securities directly held by Lynrock Lake Master.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

LYNROCK LAKE LP By: Lynrock Lake Partners LLC, its general partner

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

/s/ Cynthia Paul
CYNTHIA PAUL

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, dated November 14, 2024 (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of QT Imaging Holdings, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other.

LYNROCK LAKE LP By: Lynrock Lake Partners LLC, its general partner

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

/s/ Cynthia Paul
CYNTHIA PAUL